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Energy Fuels Announces Q3-2014 Financial Results, Including Quarterly Net Income of $3.1M and
Increased Working Capital Position of $45.4M

Toronto, Ontario and Lakewood, Colorado – November 12, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the three and nine months ended September 30, 2014. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

As previously reported, readers should be advised that the Company has changed its fiscal year end from September 30 to December 31 and, accordingly, the quarterly results for the quarter ended September 30, 2014 are presented with comparable figures for the three and nine months ended September 30, 2013. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. All share and per share amounts in this press release are shown on a post-consolidation basis.

Financial and Operational Highlights for the Three Months ended September 30, 2014:

  Sold 371,666 pounds of U3O8, pursuant to term contracts at an average realized price of $56.72 per pound, which completes all of the Company’s deliveries for the fiscal year.
  Total quarterly revenue of $21.16 million and net income of $3.08 million.
  Production at the White Mesa Mill totaled 418,856 pounds of U3O8, including 1,745 pounds from alternate feed materials and 417,111 pounds from ore mined from the Arizona Strip.
  As of September 30, 2014, the Company increased its working capital position to $45.40 million (compared to $42.3 million at the end of Q2-2014), including cash and cash equivalents of $13.46 million and 808,000 pounds of uranium concentrate inventory.
  Completed the sale of certain non-core assets, realizing cash and other consideration and achieving cost reductions.

Stephen P. Antony, President and CEO of Energy Fuels commented, “I am very pleased with this quarter’s financial results and would like to congratulate our entire management team and staff for achieving these impressive results in spite of challenging uranium markets. Profitability in this uranium price environment is certainly not an easy task for any uranium producer. I believe that the operational strategy we adopted two years ago, which included tailoring our uranium production levels to meet our long-term sales contract requirements, focusing on our lower cost sources of production, driving G&A cost reductions and completing non-core asset sales, has proven to be a very prudent strategy and has been well-executed by our team. Our balance sheet strength, strong portfolio of uranium sales contracts, established presence as a reliable domestic uranium producer to the US market and exceptional organic production growth potential at higher uranium prices collectively put Energy Fuels in a strong position within the uranium sector.”

Selected Summary Financial Information:

		Nine months ended
	Three months ended	September 30,
$000, except per share data	September 30, 2014	2014
Results of Operations:
Total revenues	$21,164	$46,050
Net income (loss)	3,076	(33,594)
Basic and diluted earnings (loss) per share	0.16	(1.71)

	As at September 30,	As at December 31,
$000's	2014	2013
Financial Position:
Working capital	$45,397	$33,481
Property, plant and equipment	71,162	100,969
Total assets	144,350	176,133
Total long-term liabilities	31,799	31,579

Outlook for the Three Months ending December 31, 2014 and the Year ending December 31, 2015

General

Spot prices and long-term prices for uranium began FY-2014 at $34.50 and $47.00 per pound, respectively. By May 2014, the spot and long-term prices had fallen to $28.00 and $44.00 per pound, respectively. By November 10, 2014, spot prices and long-term prices had recovered to $41.75 and $45.00 per pound, respectively. The recent strengthening of the spot market price, which is now about 50% above its recent lows, is encouraging. However, long-term prices have not increased substantially, and considerable uncertainty remains in uranium markets in both the short and medium term.

In the long-term, Energy Fuels continues to believe that the fundamentals of the nuclear energy sector will result in uranium demand surpassing supply, resulting in continued price improvements that will support increased production. In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions warrant.

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. The Company has evaluated, and will continue to evaluate price forecasts from relevant sources to determine the Company’s expectation of future uranium prices and may change operating plans under actual or expected market conditions as necessary.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, contract requirements, and market conditions warrant.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first quarter of 2015, resulting in the production of approximately 125,000 pounds of finished goods from October 1, 2014 to March 31, 2015. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile alternate feed materials and make U3O8 deliveries as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions warrant.

Also, as previously announced, the Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015, due to higher estimates of resources at the mine. As of August 2014, ore mined at the Pinenut mine is being stockpiled for processing in a future campaign.

The Company has three existing long-term contracts totaling 1,670,000 pounds of U3O8, which require future deliveries of 800,000 pounds in FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. A total of 770,000 pounds must be from production at the White Mesa Mill, while the remaining 900,000 pounds can be from production and/or purchase. At September 30, 2014, the Company has approximately 800,000 pounds of produced finished goods inventory, of which 770,000 pounds will be held for delivery into contracts that require produced pounds.

For the 800,000 pounds of FY-2015 deliveries, the Company will utilize 500,000 pounds of produced material and has contracted for the purchase of 300,000 pounds of U3O8. Additionally, as discussed above, the Company expects to produce approximately 125,000 pounds in the final months of its present campaign.

For the FY-2016 and FY-2017 contractual deliveries, the Company expects to utilize the 425,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 450,000 pounds of U3O8 in a future mill campaign at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 450,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also expects to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company expects to spend $0.55 million on permitting for the remainder of 2014 and $1.10 million for FY-2015. The Company is continuing to reduce corporate and field overhead to coincide with these lower levels of activity.

Sales

As a result of the relatively weak uranium spot price, Energy Fuels has only made sales pursuant to its term contracts during the nine months ended September 30, 2014. As of September 30, 2014, the Company has completed all sales pursuant to its long-term contracts for the year ended December 31, 2014 and, accordingly, the Company expects there will be no sales in the final three months of 2014.

The Company forecasts FY-2015 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices, due to the minimum floor prices now in effect in each of the Company’scontracts. The Company does not expect to make any sales into the spot market during FY-2015.

One of the Company’s three existing long-term contracts is expected to expire after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company is currently seeking to extend this contract if suitable pricing can be obtained. The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements:This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: production and sales forecasts; the Company’s expectations as to longer term fundamentals in the market and price projections; the Company’s expectations as to expenditures and cost reductions; and the Company’s ability to preserve its cash resources, maintain its resource base and be able to restart production as market conditions warrant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com